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                                                                  Exhibit 9

          Following is the complete text of Mr. Beall's letter to Messrs. Sherrill and Morley:

          Mr. H. Virgil Sherrill
          Chairman of the Board
          and
          Mr. John C. Morley
          President and Chief Executive Officer
          Reliance Electric Company
          6065 Parkland Boulevard
          Cleveland, Ohio 44124

          Gentlemen:

          As you know, Rockwell and Reliance Electric over the years have worked together closely and cordially on a number of projects and, during this time, have discussed a business combination of our two companies. As recently as this past July, Rockwell expressed its interest in acquiring Reliance Electric, and we urged you, John, to communicate our interest to the Reliance Electric board, which you indicated you would do. We were therefore surprised and disappointed that Rockwell was not afforded an opportunity to further pursue those discussions before Reliance Electric and General Signal Corporation announced a definitive merger agreement at the end of August.

          After an intensive strategic review, including a detailed evaluation of publicly available information concerning Reliance Electric, we have concluded that the strategic and financial advantages of combining our two companies are too compelling to ignore.

          Accordingly, I am writing to inform you of our intention to acquire Reliance Electric through a cash tender offer of $30 per share for all shares of Reliance Electric's Class A common stock and an equivalent price for its convertible shares. This represents and exceptionally attractive opportunity for your shareowners -- specifically, an all cash offer at a premium of 22.4% over yesterday's closing market price of $24.50 per Class A share and 50.9% over the closing market price on August 29, the day before Reliance Electric's merger agreement with General Signal was announced.



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The transaction we propose also represents a particularly attractive opportunity to build a combined enterprise uniquely positioned for continued leadership in both the control and power segments of the industrial automation business, in North America and around the world.

Combining the operations of our Allen-Bradley automation business and Reliance Electric will establish a global industrial automation enterprise with combined
annual sales of about $3.5 billion.   It will have a broad range of man-machine
interface, sensor, control logic, mechanical transmission, motor and motor controller products, drive systems capabilities, and global support services. As such, the combined business can better capitalize on an important, long-term technological trend in industrial automation: the convergence of the control and power functions in increasingly intelligent automation products.

We have enormous respect for Reliance Electric, a major manufacturer of industrial products and telecommunications equipment. As you know, Allen-Bradley, which we acquired in 1985 as part of our continuing strategic program to grow the commercial side of our company, has established Rockwell as
a leading worldwide manufacturer of automation control products.   Since the
acquisition, Allen-Bradley has more than doubled its sales, and expects to report sales of more than $2.1 billion for fiscal 1994.

Allen-Bradley has many strengths in control logic, man-machine interfaces and sensors. Reliance Electric has complementary strengths in motors and drives. Supported by Rockwell's financial resources and advanced technology, the combined entity will be a formidable U.S.-based global industrial automation enterprise, well-positioned to compete with its international competitors.

Our offer is not subject to any financing contingencies.   In addition, we are
advised by our legal counsel that there are no significant antitrust or other issues associated with a combination of our two companies.



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While Rockwell is and will continue to be actively
engaged in various telecommunications markets, we have determined to sell Reliance Electric's telecommunications operations because they do not fit into Rockwell's strategic plans.

We are convinced that a combination of Allen-Bradley and Reliance
Electric makes compelling strategic and financial sense for both our companies
and our respective constituents.   I stand ready to meet with your board to
present our plans.

Sincerely,

/signed/

Donald R. Beall

cc:      Members of the Board of Directors
         of Reliance Electric Company